File No. 82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

03045407

SUPPL

December 16, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated December 16, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

Barbara O'Neill

dlw 1/7

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-10

NEWS FOR RELEASE: December 16, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement and Options Granted

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,500,000 Units at $0.06 per Unit. Each Unit will consist of one common share of Tyler and one full non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a four month hold period. No more than 50% of the private placement will be placed with individuals who are at non-arm's length. A fee of 3% will be payable on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000.

The Corporation has also granted stock options under its 2002 Stock Option Plan for 2,240,000 common shares for a period of five years commencing on December 16, 2003 and at an exercise price of $0.10 per share to its directors, officers, an employee and its consultants.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-10

NEWS FOR RELEASE: December 16, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement and Options Granted

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,500,000 Units at $0.06 per Unit. Each Unit will consist of one common share of Tyler and one full non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a four month hold period. No more than 50% of the private placement will be placed with individuals who are at non-arm's length. A fee of 3% will be payable on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000.

The Corporation has also granted stock options under its 2002 Stock Option Plan for 2,240,000 common shares for a period of five years commencing on December 16, 2003 and at an exercise price of $0.10 per share to its directors, officers, an employee and its consultants.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-10

NEWS FOR RELEASE: December 16, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement and Options Granted

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,500,000 Units at $0.06 per Unit. Each Unit will consist of one common share of Tyler and one full non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a four month hold period. No more than 50% of the private placement will be placed with individuals who are at non-arm's length. A fee of 3% will be payable on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000.

The Corporation has also granted stock options under its 2002 Stock Option Plan for 2,240,000 common shares for a period of five years commencing on December 16, 2003 and at an exercise price of $0.10 per share to its directors, officers, an employee and its consultants.

"Jean Pierre Jutras"

Jean Pierre Jutras
President